Nielah Burnett

Founder & CEO
InnerG LLC, 2011 – Present

As Founder and CEO, Nielah is responsible for creating, operating, and growing the business. She oversees long term strategy as well as day to day operations.

Digital Platform Specialist, Digital Technology
Caterpillar Financial Services Corporation, June 2011 - Present